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                            AGREEMENT OF PURCHASE AND SALE


    THIS AGREEMENT made this 1st day of August, 1996

B E T W E E N:

                   BDO DUNWOODY LIMITED, in its capacity as Court appointed Receiver and Manager of International Managed Health Care Inc.

                   (hereinafter called the "RECEIVER")

                                                               OF THE FIRST PART

                                        -and-

                   COLUMBIA CENTRE FOR REHABILITATION INC., a corporation incorporated under the laws of Ontario

                   (hereinafter called the "PURCHASER")

                                                              OF THE SECOND PART

RECITALS:

A. In an order of Mr. Justice Blair of the Ontario Court (General Division) (the "COURT") dated June 7, 1996, as amended on July 9, 1996 (collectively, the "INITIAL ORDER"), the Receiver was appointed as receiver and manager of the undertaking, property and assets of International Managed Health Care Inc. (the "DEBTOR");

B. Under paragraph 6 of the Initial Order, the Receiver is authorized and empowered to enter into agreements respecting the sale of the assets, property and undertaking of the Debtor, subject to the approval of the Court;

C. Subject to the terms and provisions of this Agreement, the Receiver has agreed to sell and the Purchaser has agreed to purchase certain assets of the Debtor.

    NOW THEREFORE in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

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                                        - 2 -

                                      ARTICLE 1
                                    INTERPRETATION

1.1 DEFINITIONS

    The following terms set out herein in initial capital letters shall have the meanings assigned below:

    "ACCOUNTS RECEIVABLE" means the Assets referred to in paragraph (e) of Schedule B;

    "ALLOCATED ACCOUNTS RECEIVABLE" has the meaning set out in subsection
    2.8(a);

    "ANNIVERSARY DATE" has the meaning set out in subsection 2.8(a);

    "APPROVAL ORDER" means an order of the Court approving this Agreement and the completion of the Transaction, authorizing and directing the Receiver, without personal liability, to enter into and perform this Agreement, close the Transaction upon the terms and conditions contained in this Agreement and obtain the Vesting Order;

    "A/R AMOUNT" has the meaning set out in section 2.4;

    "ASSETS" means the property and assets listed on Schedule B but does not include any Excluded Assets;

    "BUSINESS DAY" means any day other than a Saturday, Sunday or statutory holiday;

    "CLOSING" means the completion of the Transaction on the next Business Day following the Escrow Closing Date upon the delivery of the items referred to in section 6.3;

    "CONSENTS" means any consents or certificates required of contracting parties or third persons in respect of the conveyance of the full benefit of any Contracts or Leases;

    "CONTRACTS" means all written contracts and agreements, leases of personal property, licenses, undertakings and engagements of any nature listed in Schedule D;

    "DEPOSIT" has the meaning set out in subsection 2.5(a)(i);

    EMPLOYMENT INFORMATION" means the Debtor's information and records relating to each of the Debtor's employees (including without limitation job description, salary, benefits, payroll and vacation records and length of employment) and independent contractors, including in written, printed, electronic or computer print out form;

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                                        - 3 -

    "ENCUMBRANCE" means any lien, security interest, mortgage, charge, pledge, competing claim, encumbrance or interest of any nature;

    "ESCROW CLOSING" means the delivery by the Receiver to the Purchaser of the items referred to in section 6.2 and the delivery by the Purchaser to the Receiver of the items referred to in section 6.3, which deliveries shall occur on the Escrow Closing Date;

    "ESCROW CLOSING DATE" means August 15, 1996, or such other date agreed to by the parties hereto in writing;

    "EXCLUDED ASSETS" means any property or assets listed on Schedule C;

    "FINANCIAL INFORMATION" means the Debtor's financial, accounting and corporate books, records, operating data, supplier lists, ledgers and other financial information, including in written, printed, electronic or computer print out form, other than Employment Information or Patient Information, relating or arising from the business of the Debtor carried on at the Leased Premises and any other leased premises or locations of the Debtor (other than the Oshawa Clinic);

    "FIXED ASSETS" means the Assets referred to in paragraphs (c), (d) and (h) of Schedule B;

    "GOODWILL" means the Assets referred to in paragraphs (f) and (g) of Schedule B;

    "LEASED PREMISES" means those certain leasehold interests in real property used by the Debtor in its business and listed on Schedule A;

    "LEASEHOLD SAVINGS" means the present value of the following amounts, discounted at the Prime Rate, determined as at the Escrow Closing, plus 1%:

      (i) the amount by which any base, additional or other rentals or payments payable to any landlord under any New Lease is less than any such amounts payable under any Old Lease of the same Leased Premises; plus

     (ii) any tenant inducements or other amounts payable by the Landlord under any such New Lease or any Old Lease, including without limitation the $250,000 tenant inducement (the "MOHAWK TI") relating to the Leased Premises identified in paragraph (d) on Schedule A (the "MOHAWK PREMISES") (provided that such Mohawk TI is received by the Purchaser);

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    provided that (a) in the event that the Purchaser negotiates a New Lease whereby the Purchaser will lease less space from the applicable landlord than the amount of space leased under the Old Lease, any reduction in rental obligations resulting therefrom shall not be deemed to be Leasehold Savings, and (b) any reduction in rental obligations under any Old Lease or New Lease in respect of any extension or renewal term of any Old Lease or New Lease shall not be deemed to be Leasehold Savings. Notwithstanding the proviso in paragraph (a), if the Purchaser does not receive the Mohawk TI, then any reduction in rental obligations resulting from the leasing of less space in the Mohawk Premises shall be included in the Leasehold Savings;

    "LEASES" means those leases and subleases of Leased Premises which are listed on Schedule A;

    "NEW LEASE" has the meaning set out in subsection 2.9(a);

    "NOTICE" has the meaning set out in section 7.8;

    "OFFER FORM" means the form of offer to purchase assets of the Debtor executed by the Purchaser and delivered to the Receiver;

    "OLD LEASE" has the meaning set out in subsection 2.9(a);

    "OSHAWA CLINIC" means the premises of the Debtor located at 212 King Street, Oshawa;

    "OTHER INFORMATION" means all information other than Financial Information, Employment Information or Patient Information;

    "PATIENT INFORMATION" means lists, charts, files, logs, reports and records relating to Patients, including in written, printed, electronic or computer print out form;

    "PATIENTS" means patients of the Debtor;

    "PRIME RATE" means the rate of interest per annum (based on a 365 day year) established and reported by The Toronto-Dominion Bank to The Bank of Canada from time to time as a reference rate of interest for the determination of interest rates that The Toronto-Dominion Bank charges to customers of varying degrees of creditworthiness in Canada for Canadian dollar commercial loans made by The Toronto-Dominion Bank in Canada;

    "PURCHASE PRICE" has the meaning set out in section 2.4;

    "RECEIVER'S LEASEHOLD SAVINGS" means fifty percent (50%) of the Leasehold Savings;

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                                        - 4 -

    "REQUISITION DATE" means August 12, 1996, unless such date is varied by the mutual agreement of both the Receiver and the Purchaser;

    "RETAINED EMPLOYEES" has the meaning set out in subsection 3.2(a);

    "TRANSACTION" means the purchase and sale of the Assets contemplated hereunder;

    "TAXES" has the meaning set out in subsection 2.7(a); and

    "VESTING ORDER" means an order of the Court vesting as of Closing the Assets in the Purchaser free and clear of any right, title or interest of the Debtor and of any Encumbrance of any other person listed in the order, such Vesting Order to be in form and substance satisfactory to the Purchaser and the Receiver.

1.2 HEADINGS

    The division of this Agreement into articles, sections, subsections and schedules and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. The terms "THIS AGREEMENT", "HEREOF", "HEREIN", "HERETO" and similar expressions refer to this Agreement and not to any particular article, section, subsection or schedule or other portion hereof. Unless something in the subject matter or context is inconsistent herewith, references herein to recitals, articles, sections, subsections and schedules are to recitals, articles, sections, subsections and schedules of this Agreement.

1.3 REFERENCES

    Any reference in this Agreement to a statute includes such statute, all regulations made thereunder and all amendments to such statute or regulations in force from time to time. References to persons means any individual, corporation, partnership, joint venture, trust, unincorporated organization, government or any agency or instrumentality thereof, including the Crown, or any other juridical entity howsoever designated or constituted.

1.4 SCHEDULES

    The following schedules are attached to and form part of this Agreement:

                   Schedule A -   Leased Premises
                   Schedule B -   Assets
                   Schedule C -   Excluded Assets
                   Schedule D -   Contracts
                   Schedule E -   Procedures regarding Employees and
                                  Independent Contractors

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                                      ARTICLE 2
                             PURCHASE AND SALE OF ASSETS

2.1 PURCHASE AND SALE

    Subject to the terms and conditions hereof, the Receiver hereby agrees to sell and the Purchaser agrees to purchase on Closing all of the right, title and interest of the Debtor in and to the Assets.


2.2 ASSIGNMENT OF CONTRACTS

    Nothing in this Agreement shall be construed as an attempt to convey any interest in a Contract or Lease which is not assignable in whole or in part without a Consent, unless such Consent shall have been given; provided that in cases where a legal assignment is prohibited by law or by the terms of the Contract but an equitable assignment is not so prohibited, the Vesting Order shall vest the beneficial interest of the Debtor in the Contract to the fullest extent permitted by law or by the terms of the Contract in question. The failure to obtain any Consent with respect to a Contract prior to the Closing shall not entitle the Purchaser to terminate or rescind this Agreement or otherwise not complete the Transaction, nor to any abatement of the Purchase Price.

2.3 ASSUMPTION OF LIABILITIES

(a) On Closing, the Purchaser shall assume:

    (i) all liabilities under the Contracts and Leases accruing due or to be performed from and after the Closing but not before the Closing;

    (ii) all liabilities of the Receiver in respect of the yellow page advertising for the business of the Debtor carried on at the Leased Premises, from and after the Closing but not before the Closing; and

    (iii) all liabilities in respect of the Retained Employees earned by or accruing due to them, other than those obligations for which the Receiver is responsible under subsection 3.2(c),

    (collectively, the "LIABILITIES").

(b) The Purchaser shall indemnify and save harmless the Receiver from and against all claims, demands, losses, damages, costs, charges and expenses against, suffered by or incurred by the Receiver at any time in respect of the Liabilities.

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                                        - 7 -

2.4 PURCHASE PRICE

(a) The purchase price of the Assets, inclusive of all Taxes, is $4,175,000, plus the amount of the Allocated Accounts Receivable, if any, and the Receiver's Leasehold Savings, if any, (collectively the "PURCHASE PRICE"), subject to the adjustments set out in section 2.6, of which $4,175,000 of the Purchase Price shall be allocated in the following manner unless the Receiver and the Purchaser agree in writing to another allocation prior to Closing:

         Fixed Assets             $1,000,000
         Goodwill                 $1,225,000
         Accounts Receivable      $1,950,000 (the "A/R AMOUNT").

Should there be any Allocated Accounts Receivable, the amount thereof shall form part of the Purchase Price and shall be allocated to Accounts Receivable. Should there be any Receiver's Leasehold Savings, the amount thereof shall form part of the Purchase Price and shall be allocated to Leases.

(b) The amounts allocated to Goodwill and Fixed Assets shall be reduced on a proportionate basis by the amounts of any Taxes actually exigible in respect of the Goodwill and Fixed Assets. The total amount of the Receiver's Leasehold Savings, if any, shall be allocated to the Purchase Price as contemplated in subsection 2.4(a), provided that (i) such amount shall be deemed to include all Taxes exigible in connection with such increase to the Purchase Price, (ii) the Purchaser and the Receiver shall adjust the Purchase Price, acting reasonably, as contemplated by subsection 2.4(a) based on any such increase to the Purchase Price, and (iii) the amount allocated to Leases shall be reduced by the amount of any Taxes actually exigible in respect of the Leases.

2.5 PAYMENT OF PURCHASE PRICE AND DEPOSIT

(a) The Purchaser shall pay the Purchase Price to the Receiver as follows:

    (i) the Receiver acknowledges the receipt from the Purchaser pursuant to the Offer Form of a bank draft payable to the Receiver in an amount of $610,000 (the "DEPOSIT", which term shall include any interest earned thereon);

    (ii) the amount of the Receiver's Leasehold Savings, if any, by certified cheque or bank draft, on Closing, provided that to the extent that any Leasehold Savings are comprised of a lump sum payment to the Purchaser, the Purchaser shall pay to the Receiver the Receiver's Leasehold Savings in respect thereof promptly upon receipt by the Purchaser of such lump sum payment;

    (iii) subject to the adjustments provided for in section 2.6, the balance of the Purchase Price, by certified cheque or bank draft, on Closing; and

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                                        - 8 -

    (iv) the Allocated Accounts' Receivable Amount, by certified cheque or bank draft, in the manner and at the times contemplated in section 2.8.

(b) The Receiver shall hold the Deposit in trust in an interest bearing trust account pending the Closing or the failure of the Closing to occur as contemplated in sections 2.5(c), 2.5(d), 2.10, 2.11, 3.2(b), 3.3, 5.1(b) or 5.4.
On the Closing, the Deposit shall be applied to the Purchase Price.

(c) If the Closing does not occur for any reason as a result of the non-fulfilment or non-satisfaction by the Purchaser of any of the obligations or covenants of the Purchaser contained herein, or the non-satisfaction of the conditions contained in section 5.2, then the Deposit shall be forfeited and may be retained by the Receiver as liquidated damages, and the Purchaser shall not be liable to the Receiver for any other losses or damages, direct or indirect, which the Receiver may suffer or incur as a result of the Closing failing to occur.

(d) If the Closing does not occur because of the non-fulfilment or non-satisfaction by the Receiver of any of the obligations or covenants of the Receiver contained herein, or because the conditions of the Closing contained in sections 5.1 or 5.3 have not been satisfied or performed prior to the Closing, then the Deposit shall be returned to the Purchaser and neither the Receiver nor the Debtor shall be liable to the Purchaser for any losses or damages whatsoever, direct or indirect, which the Purchaser may suffer or incur as a result of the Closing failing to occur.

2.6 ADJUSTMENTS

(a) The following adjustments to the Purchase Price shall be made on Closing:

    (i) any base and additional rents payable under, or any security or other deposits held in respect of, any Lease, and for any public utilities, municipal realty taxes, water rates, prepaid items and other similar items in respect of which the Receiver or the Debtor has paid for any period following the Closing;

    (ii) in the event that the aggregate amount of the Accounts Receivable as at Closing is greater or less than $3,550,000, such calculation to be agreed upon by each of the Purchaser and the Receiver, acting reasonably, then the Purchase Price shall be adjusted by the amount of the difference, such that where the aggregate amount of the Accounts Receivable is greater than $3,550,000, the Purchaser shall pay the amount by which it is greater to the Receiver on Closing by certified cheque or bank draft, and where the aggregate amount is less than $3,550,000, the Purchase Price shall be adjusted in favour of the Purchaser by the amount by which it is less.

(b) The date of Closing shall be for the Purchaser's account. Any adjustments that cannot be finally determined on Closing shall be reasonably estimated by the Receiver on the


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                                        - 9 -

Escrow Closing Date based on the amounts paid or payable to Closing and readjusted on Closing and thereafter as soon as possible after the actual amount thereof has been finally determined.

(c) If the Receiver collects any Accounts Receivable between the date of execution of this Agreement and Closing, the Receiver shall retain such Accounts Receivable for its own account and such collected Accounts Receivable shall be deemed to be Excluded Assets.

2.7 TAXES

(a) The Purchase Price shall include any and all taxes, duties, registration charges or other like charges upon and in connection with the conveyance and transfer of the Assets to the Purchaser, including any provincial retail sales and federal goods and services taxes exigible in respect of the Transaction (collectively the "TAXES"), which the Receiver shall remit to the appropriate governmental authorities to the extent any Taxes are payable.

(b) The Purchaser shall from time to time execute such agreements, instruments, certificates, elections or other documents as shall be required by the Receiver, acting reasonably, so as to reduce the amount of Taxes exigible on Closing, provided that the structure of the transaction shall not be altered.

(c) The Purchaser and the Receiver shall, at the option of the Purchaser, jointly complete and file an election under section 22 of the INCOME TAX ACT (Canada) in respect of the purchase of the Accounts Receivable.

2.8 ACCOUNTS RECEIVABLE

(a) Between the Closing and the first anniversary of the date of Closing (the "ANNIVERSARY DATE"), the Purchaser shall use its best efforts to collect the unpaid Accounts Receivable. The Purchaser shall pay to the Receiver an amount equal to fifty percent (50%) of the proceeds of any Accounts Receivable collected to the Anniversary Date in excess of the A/R Amount (such amount referred to herein as the "ALLOCATED ACCOUNTS RECEIVABLE"). On or before the seventh (7th) day of each calendar month (commencing on the seventh (7th) day of the month after the month in which the Closing occurs), the Purchaser shall deliver to the Receiver a statement setting out the Accounts Receivable collected by the Purchaser during the immediately preceding month, together with, if applicable, a certified cheque or bank draft payable to the Receiver for any portion of the Allocated Accounts Receivable collected during that immediately preceding month. On the Anniversary Date, the Purchaser shall pay to the Receiver any unpaid portion of the Allocated Accounts Receivable.

(b) Between the Closing and the Anniversary Date, a representative of the Receiver, or a representative of a secured creditor of the Debtor designated by the Receiver, shall be entitled to participate in the collections of the Accounts Receivable, and such representative and the Purchaser shall cooperate and assist each other to the extent reasonably possible in

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                                        - 10 -

such collections. The Receiver or any such secured creditor from time to time, acting reasonably and at its own cost and expense, shall be entitled to audit the collections by the Purchaser of the Accounts Receivable and the steps taken by the Purchaser to collect the Accounts Receivable, and the Purchaser shall grant reasonable access to the Receiver or such secured creditor to the premises, books, records, employees and officers of the Purchaser in order to allow it to perform such audit. The Purchaser hereby authorizes and directs such persons to provide the Receiver or such secured creditor with any information or documentation in their possession or control relating to the Accounts Receivable, provided that the Receiver or any such secured creditor shall provide five (5) days prior notice to the Purchaser of its intention to audit the collections of the Accounts Receivable by the Purchaser or to discuss such collections with any employees or officers of the Purchaser and provided further that the Receiver and such secured creditors shall act reasonably in connection with the length of time and number of times which the Receiver or such secured creditors meet with such employees or officers of the Purchaser.

(c) The Receiver shall have no right, title or interest in the proceeds of any Accounts Receivable collected after the Anniversary Date.

(d) In the event that the Receiver collects any proceeds from the Accounts Receivable after the Closing, the Receiver shall deliver to the Purchaser a statement setting out the particulars of the proceeds of the Accounts Receivable collected by the Receiver during the immediately preceding month (such statement to be delivered to the Purchaser on or before the fifth (5th) Business Day of each month) and the Receiver shall deliver to the Purchaser with each such statement a certified cheque or bank draft payable to the Purchaser for the total amount of such proceeds. If at any time after the Closing, the total amount of (i) the proceeds of the Accounts Receivable collected by the Purchaser and (ii) any amount paid by the Receiver to the Purchaser as contemplated by this section 2.8(d) equals or exceeds the A/R Amount, then from and after such time until the Anniversary Date, the Receiver shall only be obligated to pay to the Purchaser an amount equal to fifty percent (50%) of the proceeds of the Accounts Receivable so collected by the Receiver and any amounts so paid by the Receiver to the Purchaser shall be deemed to be Allocated Accounts Receivable and such amounts shall be allocated to Accounts Receivable in respect of the allocation of the Purchase Price.

2.9 LEASEHOLD SAVINGS

(a) Between the date of the execution of this Agreement and Closing, the Purchaser shall be entitled to contact and negotiate with the landlords of the Leased Premises in order to obtain Consents and, at the Purchaser's option, to renegotiate the terms of the Leases (for the purposes of this section, "OLD LEASE" means an existing Lease between the Debtor and the landlord of a Leased Premises and "NEW LEASE" means any Lease as amended by the Purchaser and such landlord or any new lease negotiated with such landlord and entered into between the Purchaser and such landlord (such New Lease to take effect only if the Transaction is completed)). The Receiver shall be entitled to participate with and assist the Purchaser in such negotiations, and the Purchaser shall keep the Receiver fully informed with

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                                        - 11 -

respect to the progress and results thereof and provide the Receiver with any documents relating thereto in the possession or control of the Purchaser.

(b) The Purchaser shall pay to the Receiver the Receiver's Leasehold Savings in the manner contemplated in subsection 2.5(a)(ii).

(c) The failure to obtain any Leasehold Savings shall not entitle the Purchaser to terminate or rescind this Agreement or to otherwise not complete the Transaction, nor to any abatement of the Purchase Price.

2.10  TITLE

    The Purchaser shall be allowed, at its expense, until the Requisition Date to satisfy itself that on Closing it will acquire title to the Assets free of any Encumbrance. If the Receiver shall through any cause be unable or unwilling to answer or comply with any valid requisition or objection which the Purchaser will not waive, this Agreement shall be at an end (notwithstanding any intervening negotiations or litigation or any attempt to remove or comply with the same) and the Deposit shall be returned to the Purchaser but without any other compensation. The Receiver shall not be required to furnish or produce any abstract, deed, declaration or other document or evidence of title except those in its possession.

2.11  RISK

    The Assets shall be and remain at the risk of the Receiver until Closing. If, prior to Closing, the Assets shall be substantially damaged or destroyed by fire or other casualty, or if a substantial portion of the Assets are lost due to theft, then either the Receiver or the Purchaser shall have the option of declining to complete the Transaction. Such option shall be exercised within seven (7) days after written notification to the Purchaser by the Receiver of the occurrence of the loss or damage in which event this Agreement shall be terminated automatically and the Purchaser shall be entitled only to a return of the Deposit but without any other compensation. If such option is not exercised by the Receiver or the Purchaser, they shall complete the Transaction and the proceeds of insurance referable to such loss or damage shall be vested in the Purchaser on Closing pursuant to the Vesting Order, and the Receiver shall (i) pay over to the Purchaser after Closing any proceeds of insurance received by the Purchaser forthwith after the Receiver's receipt thereof and (ii) use its best efforts to assist the Purchaser in the collection of such insurance proceeds, provided that the Receiver shall not required to expend any moneys in such efforts. Where any loss or damage is not substantial (the determination of whether any loss or damage is or is not substantial is to be made jointly by the Purchaser and the Receiver, acting reasonably), the Transaction shall be completed and the proceeds of insurance referable to such loss or damage shall be vested in the Purchaser on Closing, and the Receiver shall (i) pay over to the Purchaser after Closing any proceeds of insurance received by the Purchaser forthwith after the Receiver's receipt thereof and (ii) use its best efforts to assist the Purchaser in the collection of such insurance proceeds, provided that the Receiver shall not be required to expend any moneys in such efforts.

                                      ARTICLE 3
                                      COVENANTS

3.1 COVENANTS OF THE RECEIVER

(a) Between the date this Agreement is entered into and Closing, the Receiver hereby agrees to:

    (i) permit the Purchaser and its representatives, between the date of execution of this Agreement and Closing, without undue interference with the ordinary course of the Debtor's business and upon reasonable notice to the Receiver, to have reasonable access to the Leased Premises any of the Debtor's other leased premises or locations (except for the Oshawa Clinic) and to the Debtor's employees and independent contractors (except for the Oshawa Clinic), during normal business hours;

    (ii) make available for review by the Purchaser or its representatives Financial Information and Other Information in the Receiver's possession or control with respect to the Assets;

    (iii) cooperate with and use reasonable efforts to assist the Purchaser in obtaining Consents to the conveyance to the Purchaser of the full benefit of all Contracts and Leases, provided that the Receiver shall be under no obligation to obtain the Consents and shall not be required to expend any amounts to obtain the Consents;

    (iv) conduct the business of the Debtor at the Leased Premises in the ordinary and normal course, consistent with past practice, service and business policies and not, without the prior written consent of the Purchaser, enter into any transaction other than in the normal course of business;

    (v) continue in force all policies of insurance maintained by the Receiver in respect of the business of the Debtor;

    (vi) not dispose of or encumber any of the Assets prior to Closing, except by way of receiver's certificates issued pursuant to the Initial Order to Liberty Mutual Insurance Company or The Toronto-Dominion Bank;

    (vii) provide the Purchaser with Employment Information as soon as possible subsequent to the execution of this Agreement, to the extent that such information and records are in the possession or control of the Receiver; and

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                                        - 13 -

    (viii) not negotiate with any other prospective purchaser of the Debtor's assets and not to permit any other prospective purchaser to have access to the books and records of the Debtor or the Leased Premises.

(b) Subsequent to Closing, the Receiver hereby agrees to:

    (i) for a period of one (1) year subsequent to Closing, give the Purchaser reasonable access to Financial Information and Employment Information in the possession or control of the Receiver; and

    (ii) provide access to the Purchaser for seven (7) days after the Closing to any premises of the Debtor in the possession and control of the Receiver where any Assets are located to permit the Purchaser to obtain possession of and remove such Assets from such premises.

    The access referred to in subsection 3.2(b)(ii) shall be without any cost to the Purchaser. Such access shall be entirely at the risk of the Purchaser and the Purchaser shall restore each premises to which it has had access to the condition it was in prior to the Purchaser attending thereat and shall indemnify and save harmless the Receiver from any loss, damages or injury to such premises resulting from the Purchaser's access to such premises, from the Purchaser's failure to restore such premises, or from any loss, damages or injury caused by the removal by the Purchaser of Assets from such premises.

3.2 COVENANTS OF THE PURCHASER

(a) Between the execution of this Agreement and August 9, 1996, the Purchaser shall use its best efforts to interview all employees of the Debtor, in accordance with the procedures set out in Schedule E. The Purchaser shall by no later than 5:00 p.m. on August 9, 1996 inform the Receiver in writing of which such employees the Purchaser intends to offer employment conditional upon Closing. Upon Closing, the Purchaser shall offer employment to such employees effective as of and conditional upon Closing, upon substantially the same terms and conditions of employment as applied prior to Closing except as to any consequences of a change in control of the Debtor's business (those employees who accept such offers being referred to herein as the "RETAINED EMPLOYEES"). Nothing in this section shall limit the ability of the Purchaser to terminate the employment of any Retained Employees who accept such offers of employment or to subsequently change the terms of their employment at any time and for any reason, provided that the Purchaser, and not the Receiver or the Debtor, shall be responsible for all costs, including vacation pay, termination pay, severance pay and damages for wrongful dismissal associated with the termination of any such Retained Employees, and in this respect, the Purchaser agrees that it is the successor employer of the Retained Employees for the purposes of the EMPLOYMENT STANDARDS ACT (Ontario) and any other related legislation.

(b) In the event that the Purchaser intends to offer employment, in accordance with the procedures set out in section 3.2(a), to less than sixty (60) employees of the Debtor, the Receiver shall be entitled to terminate this Agreement. Upon any such termination the Receiver shall return the Deposit to the Purchaser, and neither the Receiver (or the Debtor) nor the Purchaser shall be liable to the other for any loss or damages, direct or indirect, which the other may incur or suffer as a result thereof.

(c) The sole responsibility of the Receiver to the Retained Employees shall be in respect of any salary, wages, bonuses, commissions and other benefits (other than vacation pay) earned by the Retained Employees in respect of any period of temporary employment during the operation of the Debtor's business subsequent to the Initial Order and prior to Closing.

(d) Between the execution of this Agreement and August 9, 1996, the Purchaser shall use its best efforts to interview all independent contractors of the Debtor, in accordance with the procedures set out in Schedule E. The Purchaser shall by no later than 5:00 p.m. on August 9, 1996 inform the Receiver in writing of which such independent contractors the Purchaser intends to offer to engage following Closing, and the terms and conditions upon which the Purchaser is prepared to engage such independent contractors.

(e) In the event that the Closing does not occur, the Purchaser shall not employ or engage any persons who as of the Initial Order were employees or independent contractors of the Debtor, for a period of three (3) months from August 16, 1996.

(f) The Purchaser undertakes and agrees to deliver to each of the Patients, promptly following Closing, letters (in form and content agreeable to the Receiver, acting reasonably) advising the Patients of the Transaction and the Closing and informing the Patients that they are entitled to require that the Patient Information relating to them be returned to them upon their requesting the Purchaser to do so. In the event that a Patient requests the Purchaser to deliver to such Patient the Patient Information relating to him or her, then the Purchaser shall promptly deliver to such Patient such Patient Information.

3.3 APPLICATION FOR THE APPROVAL ORDER

    The Receiver shall use its best efforts to obtain the Approval Order by, on or before August 15, 1996. If the Court does not grant the Approval Order and the Receiver gives notice to the Purchaser that the Receiver does not intend to appeal such decision and is terminating this Agreement, then this Agreement shall be terminated and the Receiver shall return the Deposit to the Purchaser, and neither the Receiver nor the Debtor shall be liable to the Purchaser for any loss or damages, direct or indirect, which the Purchaser may incur or suffer as a result thereof.

                                      ARTICLE 4
                            REPRESENTATIONS AND WARRANTIES

4.1 REPRESENTATIONS AND WARRANTIES OF THE RECEIVER

    The Receiver hereby represents and warrants to the Purchaser as follows and acknowledges that the Purchaser is relying on such representations and warranties in entering into this Agreement and in completing the Closing:

(a) the Receiver is not and will not be on Closing a non-resident of Canada within the meaning of Section 116 of the INCOME TAX ACT (Canada);

(b) the Receiver has been duly appointed as Receiver and Manager under and pursuant to the Initial Order and, subject to the Receiver obtaining the Approval Order and the Vesting Order, the Receiver has the full power, authority and right to enter into and perform this Agreement and complete the Closing;

(c) subject to the Receiver obtaining the Approval Order, this Agreement constitutes a valid and legally binding obligation of the Receiver;

(d) the Receiver has done no act to encumber or dispose of the Assets, other than pursuant to receiver's certificates issued to Liberty Mutual Insurance Company and The Toronto-Dominion Bank pursuant to the Initial Order; and

(e) the Debtor is registered under Part IX of the EXCISE TAX ACT (Canada) with registration number 893803361RT.

4.2 AS IS, WHERE IS

    The Purchaser hereby acknowledges to and agrees with the Receiver that, subject to section 4.1, the Purchaser in purchasing the Assets has conducted and relied entirely upon its own investigations and inspections, has satisfied itself with respect to the Assets and all matters and things connected with or related to the Assets, is purchasing the Assets on an "as is, where is" basis, has accepted the Assets in their present state and condition, and acknowledges, except as expressly set out in section 4.1, that the Receiver has neither made nor given any representations, warranties, covenants, conditions, statements, promises, express or implied, statutory or otherwise, of any kind whatsoever, including without limiting the generality of the foregoing, with respect to or in any way related to:

(a) the title, quality, quantity, merchantability, fitness for any purpose, state, condition, location, transferability or assignability of all or any of the Assets;

(b) the existence, validity, registration, enforceability or priority of any Encumbrances, claims or demands of whatsoever nature or kind affecting or in any way related to all or any of the Assets; and

(c) the accuracy of any information, descriptions of the Assets, records or data furnished to the Purchaser by the Receiver or its representatives or solicitors.

4.3 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

    The Purchaser hereby represents and warrants to the Receiver as follows and acknowledges that the Receiver is relying on such representations and warranties in entering into this Agreement and in completing the Closing:

(a) the Purchaser is a corporation duly incorporated and existing under the laws of its incorporating jurisdiction;

(b) the Purchaser has the full right, power and authority to enter into and perform this Agreement and to complete the Closing, upon the terms and conditions contained in this Agreement;

(c) the execution, delivery and performance by the Purchaser of this Agreement and the consummation of the Transaction have been duly authorized and this Agreement constitutes a legal, valid and binding obligation of the Purchaser enforceable against it in accordance with its terms; and

(d) the Purchaser is a "non-Canadian" within the meaning of the INVESTMENT CANADA ACT (Canada) but the Transaction is not reviewable thereunder.

                                      ARTICLE 5
                              CONDITIONS OF THE CLOSING

5.1 CONDITIONS IN FAVOUR OF THE PURCHASER

    The obligation of the Purchaser to complete the Transaction is subject to the satisfaction of the following conditions, which conditions are for the exclusive benefit of the Purchaser and may be waived in whole or in part by the Purchaser in its sole discretion:

    (i) subject to section 2.10, title to the Assets being free from any Encumbrance;

    (ii) the Purchaser shall have received Consents with respect to all of the Leases as of Closing;

    (iii) at least forty (40) of the Debtor's employees or independent contractors who are offered employment or to be engaged by the Purchaser shall have accepted such offers;

    (iv)      the Receiver's representations and warranties set forth in section 4.1 shall be true and correct as of the Closing;

    (v) no material adverse change shall have occurred to the business of the Debtor between the date of execution of this Agreement and Closing, such determination to be made by the Purchaser, acting reasonably; and

    (vi) the Receiver shall have complied fully with all covenants to be performed by it as of Closing.

5.2 CONDITIONS IN FAVOUR OF THE RECEIVER

    The obligation of the Receiver to complete the Transaction is subject to the satisfaction of the following conditions, which conditions are for the exclusive benefit of the Receiver and may be waived in whole or in part by the Receiver in its sole discretion:

(a) the Purchaser's representations and warranties set forth in section 4.2 shall be true and correct as of the Closing; and

(b) the Purchaser shall have complied fully with all covenants to be performed by it as of Closing.

5.3 MUTUAL CONDITIONS

    The obligation of each of the Receiver and the Purchaser to complete the Transaction is subject to the satisfaction of the following conditions precedent, which are for the mutual benefit of the Receiver and Purchaser and may not be waived:

(a) the Receiver shall have obtained the Approval Order;

(b) the Receiver shall have obtained the Vesting Order; and

(c) no injunction or other order shall be outstanding which would enjoin, restrict or prohibit the Transaction.

5.4 NON-FULFILMENT OF CONDITIONS

    In the event that the Closing does not occur by reason of the non-fulfilment or non-satisfaction of any of the conditions contained in sections
5.1 and 5.3, then this Agreement shall be deemed to be terminated and as contemplated in section 2.5(d) the Purchaser's rights shall be limited to the return of the Deposit, and neither the Receiver (or the Debtor) nor the Purchaser shall be liable to the other for any loss or damages, direct or indirect, which the other may incur or suffer as a result of the failure of the Closing to occur.

                                      ARTICLE 6
                                 CLOSING ARRANGEMENTS

6.1 PLACE OF CLOSING

    Unless otherwise agreed to by the parties hereto in writing, the Escrow Closing and the Closing shall occur at the offices of Gowling, Strathy & Henderson at Suite 4900, Commerce Court West, Toronto, Ontario, and the Escrow Closing shall occur at 12:00 o'clock noon on the Escrow Closing Date and the Closing shall occur at 12:00 o'clock noon on the next Business Day thereafter.

6.2 DELIVERIES AT THE ESCROW CLOSING

(a) At the Escrow Closing, the Receiver shall deliver to the Purchaser the following:

    (i)       a notarial copy of the Initial Order;

    (ii)      a notarial copy of the Approval Order;

    (iii) a certificate of the Receiver certifying that, except as disclosed in the certificate, the Receiver has not been served with any notice of appeal with respect to the Initial Order or the Approval Order, or any notice of any application, motion or proceeding seeking to set aside or vary the Initial Order or the Approval Order or to enjoin, restrict or prohibit the Transaction;

    (iv) such deeds or instruments of conveyance, transfer or assignment as the Receiver considers in its discretion necessary; and

    (v) a joint direction from the Receiver and the Purchaser directing third parties to make all payments of all Accounts Receivable payable to the Purchaser.

(b) At the Escrow Closing, the Purchaser shall deliver to the Receiver the following:

    (i) a certified cheque or bank draft, drawn upon or issued by a bank or other financial institution acceptable to the Receiver, for the amounts payable to the Receiver on Closing pursuant to section 2.5(a); and

    (ii) certificates of exemption, elections or other documents with respect to any Taxes, which certificates, elections or other documents which the Receiver may request, acting reasonably, must be in form and substance satisfactory to the Receiver, acting reasonably.

(c) Upon the delivery of the items referred to in subsections 6.2(a) and 6.2(b), such items shall be held by the solicitors for the recipient thereof in escrow pending the Closing.

6.3 FINAL CLOSING

(a) At the Closing:

    (i)       the Receiver shall deliver to the Purchaser the Vesting Order;

    (ii) the Receiver or the Purchaser shall deliver to the other a certified cheque or bank draft, payable to the other, for the net amount of any re-adjustments to the Purchase Price pursuant to section 2.6;

    (iii) the Receiver shall deliver to the Purchaser possession of the Leased Premises (and any Assets located thereon shall be deemed to be delivered to the Purchaser) and shall grant to the Purchaser the access referred to in subsection 3.1(b) in order to allow the Purchaser to take possession of any Assets located on any of the Debtor's premises in the Receiver's possession or control; and

    (iv) the Receiver shall deliver to the Purchaser the Patient Information, the Employment Information relating to Retained Employees and independent contractors of the Debtor retained by the Purchaser, and the Other Information.

(b) Upon the delivery of the items referred to in subsection 6.3(a):

    (i) the items delivered pursuant to sections 6.2 shall be released from escrow; and

    (ii)      and the Closing shall be deemed to have occurred.

6.4 POSSESSION OF AND TITLE TO THE ASSETS

    The Receiver shall remain in possession of the Assets until Closing. In no event shall title to the Assets pass to the Purchaser until the Vesting Order has been delivered to the Purchaser.

6.5 TENDER

    Any tender of documents or money hereunder may be made upon the Receiver or the Purchaser or their respective solicitors on the Escrow Closing Date. Any tender of money shall be made by certified cheque drawn on or bank draft issued by a Canadian chartered bank or trust company.

                                      ARTICLE 7
                                    MISCELLANEOUS

7.1 COMPLETE AGREEMENT AND AMENDMENTS

    This Agreement represents the entire agreement between the parties pertaining to the subject matter hereof and supersedes any prior written or oral agreements, arrangements, understandings, negotiations and discussions. There are no agreements, arrangements, understandings or representations between the parties in connection with the subject matter hereof except as specifically set forth herein. This Agreement may not be amended except by a subsequent written agreement executed by the parties hereto. No waiver of any provision of this Agreement shall be effective unless in writing and executed by the party to be bound thereby.

7.2 CAPACITY OF THE RECEIVER

    In entering into and completing this Agreement and the Transaction, the Receiver is acting in its capacity as Receiver and Manager of the undertaking, property and assets of the Debtor and not in its personal capacity and shall have no personal liability under or arising from this Agreement.

7.3 GOVERNING LAW

    This Agreement shall be governed by the laws of the Province of Ontario and the parties agree that any disputes or claims arising out of this Agreement shall be adjudicated in the Courts of the Province of Ontario.

7.4 SUCCESSORS AND ASSIGNS

    This Agreement shall be binding upon and shall enure to the benefit of the respective successors and assigns of the parties; provided that the Purchaser may not assign its rights or obligations hereunder without the written consent of the Receiver.

7.5 CURRENCY

    All dollar amounts specified herein and all payments to be made hereunder or otherwise shall mean and refer to the coin and currency of Canada recognized from time to time as legal tender in Canada.

7.6 SURVIVAL OF CERTAIN PROVISIONS

    Notwithstanding any other provision of this Agreement, sections 2.3, 2.4, 2.5, 2.6, 2.7, 2.8, 2.9, 2.10, 2.11, 3.1, 3.2, 3.3, 4.1, 4.2, 4.3, 5.4, 6.5 and
article 7 shall survive the termination of this Agreement and the Closing.

7.7 FURTHER ASSURANCES

    Each party shall from time to time after the Closing take such action and execute such documents, instruments and further assurances as the other party may from time to time reasonably require in order to give effect to this Agreement, at the sole expense of the party requesting such documents, instruments and further assurances (which shall include the reasonable professional fees and disbursements of the party providing such documents, instruments and further assurances, including without limitation the legal expenses of such party on a solicitor and client basis).

7.8 NOTICE

    Any demand, notice or communication ("NOTICE") given or required to be given to any of the parties hereto shall be in writing and may be delivered, mailed by registered prepaid mail, except during an actual or threatened postal disruption, or sent by facsimile, and shall be conclusively deemed to have been duly given hereunder, if delivered, mailed or faxed to the addresses or facsimile numbers, as the case may be, set forth hereafter, or to such other addresses or facsimile numbers, as the case may be, of which the party receiving the Notice has given notice to the other parties in the manner prescribed in this section:

(a) in the case of delivery, when the Notice is delivered to the party receiving the Notice, provided that the Notice is delivered on a Business Day, or on the next Business Day after the Notice was delivered, if the Notice was not delivered on a Business Day;

(b) in the case of sending by registered mail, at 11:00 a.m. in the forenoon (Toronto, Ontario time) the fifth Business Day after the Notice was deposited in a governmental public post box or with a governmental post office;

(c) in the case of sending by facsimile, three (3) hours after the Notice was sent by facsimile, provided that the Notice is sent on a Business Day, and provided that it is sent by facsimile on or before 2:00 p.m. (Toronto, Ontario time) or on the next Business Day after the Notice was sent, if the Notice was not sent on a Business Day or it was sent on a Business Day after 2:00 p.m. (Toronto, Ontario time), and if addressed as follows:

    TO THE RECEIVER

    BDO Dunwoody Limited
    Royal Bank Plaza, South Tower
    32nd Floor
    P.O. Box 33
    Toronto, Ontario
    M5J 2J9

    Facsimile Number:  (416) 865-0904
    Attention:  Mr. Peter W. Aykroyd, CA, CFE, CIP

    WITH A COPY TO THE RECEIVER'S SOLICITORS

    Gowling, Strathy & Henderson
    Barristers & Solicitors
    Suite 4900
    Commerce Court West
    Toronto, Ontario
    M5L 1J3

    Facsimile Number:   (416) 862-7661
    Attention:          Mr. Leslie A. Wittlin

    TO THE PURCHASER

    Columbia Centre for Rehabilitation Inc.
    20 Eglinton Avenue West
    Suite 1007
    Toronto, Ontario
    M4R 1K8

    Facsimile Number:   (416) 485-1692
    Attention:          Mr. William H. Brown

    WITH A COPY TO THE PURCHASER'S SOLICITORS

    Fraser & Beatty
    Barristers & Solicitors
    1 First Canadian Place
    P.O. Box 100
    Toronto, Ontario
    M5X 1B2

    Facsimile Number:   (416) 863-4592
    Attention:          Mr. Michael Wunder

7.9 TIME OF THE ESSENCE

    Time shall be the essence of this Agreement.

7.10  CONFIDENTIALITY

    The Purchaser agrees to hold all information and documentation received from the Receiver confidential pending Closing, and any Patient Information confidential both before and after Closing. If the Closing does not take place, the Purchaser shall return to the Receiver all information and documentation received by the Purchaser, including any documentary information created by the Purchaser from such information and documentation. Both before and after Closing, the Receiver may issue news releases to the media and letters to the Debtor's employees in respect of the Transaction, provided that the Receiver obtains the prior written consent of the Purchaser, acting reasonably, to the form and substance of such releases and letters. The Purchaser may issue a news release to the media in respect of the Transaction provided that the Purchaser obtains the prior written consent of the Receiver, acting reasonably, to the form and substance of such release.

7.11  PROFESSIONAL FEES AND DISBURSEMENTS

     The Purchaser and the Receiver shall each bear their own costs, professional fees and disbursements incurred in respect of the Transaction, including without limitation with respect to the Leasehold Savings.

7.12  COUNTERPARTS

    This Agreement may be executed in several counterparts and all counterparts when taken together shall comprise one and the same instrument, and facsimile copies of signatures shall be treated as originals for all purposes. This Agreement may be executed by the parties hereto by facsimile transmission, provided that as soon as possible after such execution the party executing this Agreement by facsimile transmission shall deliver to the other party an executed original thereof.

    DATED at Toronto this 1st day of August, 1996.


                                  BDO DUNWOODY LIMITED, as Court-Appointed
                                  Receiver and Manager of International Managed Health Care Inc.


                                  By _____________________________________
                                  Name: Hassan Jaffer
                                  Title: Senior Vice President

                                  COLUMBIA CENTRE FOR
                                  REHABILITATION INC.


                                  By ______________________________________
                                  Name: William H. Brown
                                  Title: President, Chief Executive Officer

                                      SCHEDULE A
                                   LEASED PREMISES


The Leased Premises consist of the following:

    (a)  425 Bloor Street East, Toronto

    (b)  1A-60 Bristol Road East, Mississauga

    (c)  3813 Sheppard Avenue East, Scarborough

    (d)  210 Mohawk Road East, Hamilton

Note:    The Purchaser may amend this schedule prior to August 9, 1996.

                                      SCHEDULE B
                                        ASSETS

    The Assets consist of the following and no other property or assets:

    (a)  the full benefit of the Contracts referred to in Schedule D;

    (b) the Debtor's leasehold and subleasehold interests in and to the Leased Premises, all right, title and interest of the Debtor and benefits of the Debtor to and under the Leases;

    (c) all machinery, equipment, computer hardware and software, handling equipment, furniture, furnishings and accessories and supplies of all kinds of the Debtor used in connection with the Debtor's business at the Leased Premises and at any other location of the Debtor other than the Oshawa Clinic, together with any leasehold improvements located therein;

    (d) the inventory and stock in trade of the Debtor at the Leased Premises and any other location of the Debtor other than the Oshawa Clinic;

    (e) the trade accounts receivable and work in progress of the Debtor arising from the business of the Debtor carried on at the Leased Premises and at any other location of the Debtor other than the Oshawa Clinic;

    (f) the goodwill of the business of the Debtor together with the exclusive right of the Purchaser to represent itself as carrying on business in continuation of and in succession to the Debtor and the right to use any words indicating that the business is so carried on, including the exclusive right to use the name "International Managed Health Care" (and any and all predecessor names);

    (g) except for any intellectual property listed in Schedule C as Excluded Assets, all registered intellectual property of the Debtor in respect of the Debtor's business comprising without limitation, copyrights, patents, registered trade-marks, registered trade-names, registered business names, registered trade styles and other registered business identifiers, and including without limitation the trademark "Road to Recovery";

    (h) all licenses of software, computer programs, application software, hardware/software maintenance support agreements and other documentation related thereto; and

    (i) any motor vehicles in which the Debtor has an interest (except for any vehicles referred to an Schedule C which form part of the Excluded Assets).

Note: The Purchaser and the Receiver may amend this schedule by mutual agreement prior to the Closing.

                                      SCHEDULE C
                                   EXCLUDED ASSETS

    All property and assets of the Debtor not included in the Assets are specifically excluded from and do not form part of the Assets and are referred to herein as Excluded Assets. Without limiting the generality of the forgoing, the Excluded Assets include the following:

    (a) any securities or investments (whether marketable or otherwise) including the shares of any affiliated or subsidiary company of the Debtor;

    (b) the Oshawa Clinic's accounts receivable and all non-trade accounts receivable including, but not limited to, amounts receivable from any employee, officer, director or shareholder of the Debtor;

    (c)  any other property and assets at or associated with the Oshawa Clinic;

    (d)  any taxes recoverable, tax refunds or like receipts;

    (e) any affiliated corporation or subsidiary balances receivable including notes, advances or like amounts due to the Debtor;

    (f) any cash or cash equivalent on hand or in any bank account of the Debtor or held by the Receiver in respect of the Debtor;

    (g) except with respect to the Leased Premises, any prepaid expenses, deposits with utilities or landlords, parking card deposits or other like prepaid amounts or deposits;

    (h)  any intangible assets that are incapable of assignment;

    (i) assets, including Patient Information and any equipment or furniture that it is exclusive to the Debtor's operations and activities relating to "Fit To Be Free Weight Loss" and/or the name and rights associated with "Fit To Be Free Weight Loss" and/or any similar or associated name or derivatives thereof;

    (j) any and all golf club memberships or similar memberships in any other clubs or associations and/or the rights (including any contractual rights) thereto as well as any sports tickets and/or the associated rights thereto;

    (k) any contractual rights, contracts and/or agreements or any other assets of any kind whatsoever, whether or not they are recorded in the accounts and records of the Debtor, unless specifically included in Schedules B or D hereto;

    (l) the trade name "Care Management Network", and any trademarks, tradenames, patents or similar assets that are not registered, which are pending, or in the course of application;

    (m) project Life Executive Program (unless arrangements satisfactory to Liberty Canada Holdings Ltd. and the Receiver in their absolute discretion are made for its continuation by Purchaser);

    (n) any insurance policies owned by the Debtor or of which the Debtor is the beneficiary;

    (o)  leases in respect of the following properties:

         (i)       340 College Street, Toronto;
         (ii)      304 Victoria Avenue North, Hamilton;
         (iii)     5255 Yonge Street, Suite 500, North York;
         (iv)      120 Eglinton Avenue East, Suite 401, Toronto;
         (v)       615 Davis Drive, Suite 200, Newmarket;

    (p) Commcorp Financial Services Inc. leases in respect of a 1994 Dodge Shadow and a 1995 Jeep Cherokee; and

    (q) any Patient Information which Patients request the Purchaser return to such Patients.


Note: The Purchaser and the Receiver may amend this schedule by mutual agreement prior to the Closing.

                                      SCHEDULE D
                                      CONTRACTS

The following is a list of the Contracts:

    (a)  an oral contract for the use of the Neuropage technological system;

    (b)  the contract for the yellow pages advertising of the Debtor.





Note: The Purchaser and the Receiver may amend this schedule by mutual agreement prior to the Closing.

                                      SCHEDULE E
                            PROCEDURES REGARDING EMPLOYEES
                             AND INDEPENDENT CONTRACTORS

1. The Purchaser shall arrange all meetings with employees and any independent contractors through the Receiver and the Program Directors.

2. The Purchaser shall not indicate to any employee or independent contractor whether they will or will not have a position with or be engaged by the Purchaser after Closing.

3. The Purchaser shall not contact any employees or independent contractors at the Oshawa clinic.

4. The Purchaser shall provide to the Receiver by no later than 5:00 p.m. on August 9, 1996 a list of the Debtor's employees and independent contractors who the Purchaser intends to offer employment to or offer to engage.

4. All offers of employment or engagement by the Purchaser shall be in writing and shall be delivered by the Receiver. The Purchaser shall deliver such offers to the Receiver by no later than 9:00 a.m. on August 12, 1996. The Receiver shall deliver such offers to the employees that day. The offers shall provide that the employees must deliver written acceptances to the Receiver within twenty-four (24) hours of the date of the offer (failing which the employee shall be deemed to have rejected such offer). The Receiver shall forthwith upon receipt and in any event on or prior to the Closing deliver to the Purchaser original acceptances.